82-51

TransCanada
In business to deliver

04045040

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7680
fax 403.920.2467
email Brenda_Hounsell@transcanada.com
web www.transcanada.com

September 21, 2004

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SEC MAIL PROCESSING RECEIVED SEP 23 2004 WASH. D.C. 179 SECTION

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation over the CCN Matthews news network on September 21, 2004. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Brenda Hounsell

Brenda Hounsell
Paralegal, Corporate Secretarial

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Enclosure

dw 9/28

TransCanada
In business to deliver

NewsRelease

TransCanada Files for Leave to Appeal EUB Decision

CALGARY, Alberta – September 21, 2004 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced its wholly-owned subsidiary NOVA Gas Transmission Ltd. (NGTL) has filed with the Alberta Court of Appeal for leave to appeal the Alberta Energy and Utilities Board's (EUB) Decision 2004-069 (Decision) issued August 24, 2004. The Decision relates to NGTL's General Rate Application-Phase 1, in which NGTL sought, among other things, the EUB's approval of the forecast 2004 revenue requirement for the Alberta System. NGTL is the legal owner of TransCanada's Alberta System.

In its Decision, the EUB disallowed approximately $19 million (pre-tax) of NGTL's applied-for incentive compensation costs. NGTL believes the EUB made errors of law in deciding to deny the inclusion of these costs in NGTL's revenue requirement. NGTL believes these are necessary costs it will reasonably and prudently incur for the safe, reliable, and efficient operation of the Alberta System.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta /Debbie Stein	(403) 920-7911